UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): August 7, 2019

Liberty Global plc

(Exact Name of Registrant as Specified in Charter)

England and Wales	001-35961	98-1112770
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification #)

Griffin House, 161 Hammersmith Rd, London, United Kingdom

W6 8BS

(Address of Principal Executive Office)

+44.208.483.6449 or 303.220.6600

(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares	LBTYA	Nasdaq Global Select Market
Class B ordinary shares	LBTYB	Nasdaq Global Select Market
Class C ordinary shares	LBTYK	Nasdaq Global Select Market

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☒	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 2.02. RESULTS OF OPERATIONS AND FINANCIAL CONDITION/Item 7.01. REGULATION FD DISCLOSURE

On August 7, 2019, Liberty Global plc (Liberty Global) issued a press release (the Q2 Press Release) announcing its operating and financial results for the quarter ended June 30, 2019. The full text of the Q2 Press Release, attached hereto as Exhibit 99.1, is incorporated herein by reference.

The Q2 Press Release is being furnished to the SEC under both Item 2.02 “Results of Operations and Financial Condition” and 7.01 “Regulation FD Disclosure” of Form 8-K. The information furnished pursuant to this Form 8-K (including the exhibit hereto) shall not be considered “filed” under the Securities Exchange Act of 1934, as amended, nor shall it be incorporated by reference into any of Liberty Global’s filings under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended, unless Liberty Global expressly states in such filing that such information is to be considered “filed” or incorporated by reference therein.

Item 8.01 Other Events

In the Q2 Press Release, Liberty Global announced that it intends to commence “modified Dutch auction” cash tender offers for an aggregate value of up to $625.0 million of its Class A ordinary shares and an aggregate value of up to $1,875.0 million of its Class C ordinary shares (for an aggregate total value of up to $2.5 billion) at respective prices within a range, which is currently expected to be $25.25 to $29.00 per Class A ordinary share and $24.75 to $28.50 per Class C ordinary share.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Exhibit Name

99.1	Press release dated August 7, 2019

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LIBERTY GLOBAL PLC

By:	/s/ RANDY L. LAZZELL
Randy L. Lazzell
Vice President

Date: August 7, 2019